Exhibit 99.1

Gridsum Announces Receipt of Revised Non-Binding Proposal

BEIJING, May 1, 2020 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that its Board of Directors (the “Board”) has received a revised non-binding proposal letter, dated May 1, 2020, from Guosheng Qi, Chairman of the Board and the Chief Executive Officer of the Company, Guofa Yu, a director and the Chief Operating Officer of the Company, their respective affiliated entities, Beta Dynamic Limited, Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd and Hangzhou Yutao Capital Co., Ltd (collectively, the “Consortium Members”), proposing to acquire all of the outstanding shares of the Company that are not already owned by the Consortium Members in a going private transaction (the “Transaction”) for US$2.00 in cash per American depositary share (each representing one Class B ordinary share of the Company), or US$2.00 in cash per ordinary share. A copy of the revised non-binding proposal letter is attached as Exhibit A to this press release.

The special committee of the Board (the “Special Committee”), formed to consider the original proposal from certain of the Consortium Members and any other alternative transactions, is evaluating the revised proposal with the assistance of its financial and legal advisors. The Board and the Special Committee caution the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made by the Special Committee or the Board with respect to the Company’s response to the revised proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and assumptions about Gridsum and the non-binding proposal. Further information regarding risks and uncertainties faced by Gridsum is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1 917 412 3333
Email: tfleming@christensenir.com

Exhibit A

May 1, 2020

The Board of Directors

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083, People’s Republic of China

Dear Sirs:

Reference is made to the non-binding preliminary proposal made by (i) Mr. Guosheng Qi, Mr. Guofa Yu and their respective affiliated entities (collectively, the “Management”), (ii) Beta Dynamic Limited (the “Initial Sponsor”), an affiliate of Hammer Capital Private Investments Limited, on July 15, 2019 (the “Original Proposal”), pursuant to which the Management and the Initial Sponsor proposed to acquire all of the outstanding shares of Gridsum Holding Inc. (the “Company”) that are not already owned by the consortium in a going private transaction (the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the board of directors of the Company and its advisors so far with respect to the Acquisition.  We are submitting this revised non-binding proposal to reaffirm our interests in the Acquisition that we are interested only in acquiring the outstanding shares that we do not beneficially own. Set forth below are the key terms of our revised proposal:

1.              Consortium. The consortium (the “Consortium”) currently consists of the following members (collectively, the “Consortium Members”):

(a)                                 the Management,

(b)                                 the Initial Sponsor,

(c)                                  Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd, and

(d)                                 Hangzhou Yutao Capital Co., Ltd (杭州煜韬资产管理合伙企业（有限合伙）).

2.              Purchase Price. We would like to revise our offer price (the “Offer Price”) to US$2.00 in cash per American depositary share of the Company (“ADS”, each representing one ordinary share of the Company), or US$2.00 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition). Our decision to revise the Offer Price has been a difficult one to make but is necessitated by the tougher than expected market conditions facing the Company and the Chinese economy. In particular,

(a)        The global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. As a result, the trading price of the Company’s ADS has decreased significantly since the Original Proposal.

(b)        Since the Original Proposal, the Company has experienced weaker than expected financial and operational performance as identified, among others, in the Company’s earnings releases since the Original Proposal. According to the Company’s earnings release for the third quarter of 2019, the Company’s net revenues decreased 25%, to RMB60.1 million (US$8.4 million), from RMB80.5 million in the comparable period of 2018; and the gross profit decreased 32%, to RMB38.8 million (US$5.4 million), from RMB56.8 million in the comparable period of 2018. In addition, the material adverse impact on the Company’s performance and operations caused by the outbreak of COVID-19 is expected to continue throughout 2020. We believe that such deterioration in the Company’s business has had a significant negative impact on the value of the Company.

(c)         The recent statement given by the chairman of the Securities and Exchange Commission and the chairman of the Public Company Accounting Oversight Board warning the disclosure, financial reporting and other risks of Chinese listed companies, as well as the evolving trade tension between the U.S. and China, are expected to lead to lower valuation of the Company by the U.S. stock markets.

3.              No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of definitive agreements, and then will be on terms and conditions provided in such documentation.

In closing, we continue to be fully committed to close the Acquisition and believe that the Acquisition provides full value to the Company’s shareholders. We look forward to continuing working with the Special Committee and its advisors.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*  *  *

Sincerely,

Guosheng Qi

/s/ Guosheng Qi

Generation Gospel Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Fairy Sprit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Guofa Yu

/s/ Guofa Yu

Garden Enterprises Ltd.

By:	/s/ Guofa Yu
Name:	Guofa Yu
Title:	Director

Beta Dynamic Limited

By:	/s/ CHEUNG Siu Fai
Name:	CHEUNG Siu Fai
Title:	Director

Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd

By:	/s/ Xiangming Qu
Name:	Xiangming Qu
Title:	Authorized Signatory

Hangzhou Yutao Capital Co., Ltd

By:	/s/ Zhang Chuanjun
Name:	Zhang Chuanjun
Title:	Authorized Signatory